Marcelo A. Mottesi

Partner

55 Hudson Yards | New York, NY 10001-2163

T: 212.530.5602

MMOTTESI@milbank.com

September 28, 2022

Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2021, filed May 13, 2022

File No. 001-14370

Mr. Mark Wojciechowski

Mr. John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Wojciechowski, Mr. Cannarella:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated September 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).

In the Comment Letter you requested that the Company respond to your comments regarding the Form 20-F within ten business days or advise you when they would provide a response.

On behalf of the Company, we would like to request an extension of an additional 20 business days to provide a response due to the fact that several responses to the questions posed in the Comment Letter require the Company to obtain reports and information from third parties. Accordingly, the Company respectfully requests an extension until November 1, 2022, to file its response to the Staff Comment Letter.

Thank you for your consideration of this request for extension. If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,
/s/ Marcelo Mottesi
Marcelo Mottesi

September 28, 2022

cc:	Securities and Exchange Commission:
Karl Hiller
John Coleman

Compañía de Minas Buenaventura S.A.A.:
Daniel Dominguez
Gulnara LaRosa